
07077342

# DISABOOM, INC.

# ANNUAL REPORT

# FOR

# SEPTEMBER 5, 2006 (INCEPTION) THOUGH DECEMBER 31, 2006

**Note to Shareholders:**

This Annual Report for the Year Ended December 31, 2006 is being delivered to you along with our proxy statement for the annual meeting of shareholders to be held on August 21, 2007. This Annual Report contains information already disclosed in our public filings that are on file with the Securities and Exchange Commission, and is intended to be read in conjunction with our proxy statement. Our public filings are available on-line at the Securities and Exchange Commission's web site www.sec.gov.

**Index:**

**DISABOOM, INC.**
**(A DEVELOPMENT STAGE COMPANY)**

**SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006**

CONTENTS

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Disaboom, Inc.
Denver, Colorado

We have audited the accompanying balance sheet of Disaboom, Inc. as of December 31, 2006, and the related statements of operations, shareholders' equity deficiency and cash flows for the period from September 5, 2006 (inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Disaboom, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the period from September 5, 2006 (inception) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ GHP HORWATH, P.C.

March 21, 2007
Denver, Colorado

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

DECEMBER 31, 2006

ASSETS

| | | |
|---|---|---|
| Current assets: | | |
| Receivable from issuance of common stock (Note 5) | $ | 2,125 |
| Total assets | $ | 2,125 |

LIABILITIES AND SHAREHOLDERS' EQUITY DEFICIENCY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 916 |
| Advances, related party (Note 3) | | 16,071 |
| Total liabilities (all current) | | 16,987 |
| Shareholders' equity deficiency (Note 5): | | |
| Preferred stock, $0.0001 par value; authorized 10,000,000 shares; none issued and outstanding | | - |
| Common stock, $0.0001 par value; authorized 50,000,000 shares; 21,250,000 issued and outstanding | | 2,125 |
| Deficit accumulated during the development stage | | ( 16,987) |
| Total shareholders' equity deficiency | | (14,862) |
| Total liabilities and shareholders' equity deficiency | $ | 2,125 |

See notes to financial statements.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

## STATEMENT OF OPERATIONS

## SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

| | | |
|---|---|---|
| Expenses: | | |
| General and administrative | $ | 16,987 |
| Net loss | $ | (16,987) |
| Net loss per share, basic and diluted (Note 2) | $ | * |
| Weighted average number of common shares outstanding (Note 2) | | 21,250,000 |

*Less than $(0.01) per share.

See notes to financial statements.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF SHAREHOLDER'S EQUITY DEFICIENCY

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

| | Common stock | | Deficit accumulated during the development | |
|---|---|---|---|---|
| | Shares | Amount | stage | Total |
| Initial issuance of common stock, | | | | |
| November 2006 (Note 5) | 21,250,000 | $ 2,125 | | $ 2,125 |
| Net loss | | | $ (16,987) | (16,987) |
| Balances at December 31, 2006 | 21,250,000 | $ 2,125 | $ (16,987) | $ (14,862) |

See notes to financial statements.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ 16,987 |
| Adjustments to reconcile net loss to cash used in operating activities: | |
| Increase in assets and liabilities: | |
| Accounts payable | 916 |
| Advances, related party | 16,071 |
| Total adjustments | 16,987 |
| Cash used in operating activities | - |
| Increase in cash and cash equivalents and ending cash | $ - |
| Supplemental disclosure of non-cash financing activities: | |
| Issuance of common stock in exchange for receivable | $ 2,125 |

See notes to financial statements.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

1. Organization:

Disaboom, Inc. (the "Company") was incorporated in the State of Colorado on September 5, 2006 with the purpose of creating, owning and operating a full-service web site for people with disabilities. The Company expects to launch the web site by the end of 2007. The primary activities of the Company, through December 31, 2006, have been organizational in nature, and subsequently have been limited to the development of the web site and offering of common shares in a private offering (Note 7). The Company expects to commence operations upon the completion of the web site. The Company's headquarters are located in Colorado.

2. Summary of significant accounting policies:

Development stage company:

The Company complies with Statement of Financial Accounting Standard ("SFAS") No. 7 for its characterization of the Company as development stage. Furthermore, the Company has adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, to be expensed as incurred.

Use of estimates in financial statement preparation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Web site development costs:

The Company adopted the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") 00-2, "Accounting for Web Site Development Costs," which specifies the appropriate accounting for costs incurred in connection with the development and maintenance of web sites. Under the EITF 00-2, costs related to certain web site development activities are expensed as incurred (such as planning and operating stage activities). Costs relating to certain web site application and infrastructure development are generally capitalized, and are amortized over their estimated useful life. In January 2007, the Company entered into an agreement for web site development. For the period ended December 31, 2006, web site development costs of approximately $10,000 were expensed.

2. Significant accounting policies (continued):

Stock based compensation:

The Company accounts for stock options and similar equity instruments in accordance with SFAS No. 123(R), "Share-Based Payment". SFAS 123(R) requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123(R) also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The Company did not grant any stock options during the period ended December 31, 2006.

Loss per share:

Basic loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. Stock options and warrants are not considered in the calculation, as no options or warrants had been granted through December 31, 2006. Therefore, diluted loss per share is equivalent to basic loss per share.

Income taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements' carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

3. Advances, related party:

Advances, related party represent advances made by the Chairman and Chief Executive Officer (the "Chairman") or an entity controlled by him, to provide working capital to the Company or expenses paid by the Chairman on behalf of the Company. Additional advances of approximately $42,000 were made subsequent to December 31, 2006. At February 14, 2007, total advances amounted to approximately $58,000 of which $50,000 was converted to equity in connection with the private placement (Note 7), and the remaining amount will be repaid to him as funds are available.

4. Income taxes:

The Company has made no provision for income taxes for the period ended December 31, 2006 because the Company has incurred a net loss. Based on statutory rates, the Company's expected income tax benefit arising from the loss would be approximately $2,500.

The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, if appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes.

Net operating loss carry forwards of approximately $3,700 at December 31, 2006, are available to offset future taxable income, if any, through 2026. A valuation allowance has been provided to reduce the deferred tax asset, which consists of the net operating loss and start-up costs, as realization of the asset is not assured.

5. Shareholders' equity deficiency:

In November 2006, the Company issued 21,250,000 shares of its common shares at par value or $0.0001 per share in exchange for a receivable. Proceeds of $2,125 were received in February 2007.

6. Stock option plan:

The Board of Directors adopted and the shareholders approved the 2006 Stock Option Plan (the "2006 Plan"). The 2006 Plan authorizes the Board of Directors to grant stock bonuses or stock options to purchase shares of the Company's common stock to employees, officers, directors and consultants. Options granted under the 2006 Plan may be either incentive stock options or non-qualified stock options. The aggregate number of shares of common stock as to which options and bonuses may be granted under the 2006 Plan cannot exceed 1,750,000. The Company did not grant any stock options or stock bonuses during the period ended December 31, 2006. In February and March 2007, the Company granted 62,500 options to independent contractors with an exercise price of $0.50 per share. These options vest in June and July 2007 and expire in June and July 2010. Also in February and March 2007, the Company granted 800,000 options to employees and board members with an exercise price of $0.50 per share. 200,000 of these options vest on December 31, 2007, and the remaining options vest December 31 of the following four years, provided that the employees and board members remain serving the Company. The 800,000 options expire at various dates through 2014.

7. Subsequent events:

Web site development agreement:

In January 2007, the Company entered into an agreement with an unrelated third party, to create and develop the Company's web site. In consideration for creating and developing the web site, the Company agreed to pay $280,000. The Company will make semi-monthly installments of $20,000 beginning January 2007 with a final payment of $40,000 due in July 2007.

Private placement:

The Company completed a private placement of 5,796,000 shares of common stock for gross proceeds of $2,898,000. The shares were issued at a price of $0.50 per share. As part of the offering, $50,000 of advances due to the Chairman were converted to 100,000 shares of common stock.

## MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

We were incorporated under the laws of the State of Colorado on September 5, 2006 with the primary purpose of developing the first interactive online community dedicated to constantly improving the way Americans with disabilities or functional limitations live their lives. Our primary activity is the business of developing a comprehensive, interactive web site for persons with disabilities, with the intent to operate the web site after it launches. We expect to launch the site by August, 2007. Our immediate focus, which will continue for the next twelve months, is: (i) developing the web site: (ii) negotiating and entering into advertising agreements, thereby generating revenue; and (iii) increasing awareness of our site by making presentations and furthering our contacts in the disabled community. Although developing our site must be the immediate focus, putting in place advertising agreements and creating a large market presence of our site will further our plans and feed off each other. The greater the awareness of our site in the marketplace, the greater the number of page views our site will experience. The more page views our web site experiences, the greater the revenues under the standard terms of our web advertising agreements.

Our financial statements for the period from inception (September 5, 2006) through December 31, 2006 reflect minimal business activities. We incorporated in September 2006, and during the last four months of 2006 we worked on the concept of our web site. In January 2007 we entered into the Web Site Development Agreement with DATA, Inc., which was our first material financial commitment, totaling $280,000 with payments to be made January through July 2007. We expect to negotiate a web site maintenance agreement as the development of our site continues. The cost of this agreement will vary depending on what personnel we have been able to hire by site launch.

In addition to web site development and maintenance, from May 2007 through April 2008 we project expenses associated with advertising and marketing of our site, obtaining content for our site, general and administrative expenses from adding personnel, and other costs of overhead to approximate $143,000 per month through the launch of the site, and increasing to approximately $230,000 per month thereafter.

Currently, we fund our operations primarily through funds raised in a private placement of our common stock completed in March 2007. During this private placement we issued 5,796,000 shares of our common stock at $0.50 per share for aggregate gross proceeds of $2,898,000. Subsequently, on April 2, 2007, we issued 500,000 shares to our Chief Financial Officer at $0.50 per share, for total gross proceeds of $250,000. We expect the proceeds from these offerings to be sufficient to cover our costs and expenses through the 2007 calendar year. However, estimates for expenses, as well as our market approach and timing may change, resulting in the need to obtain additional debt or equity financing during 2007, but there can be no assurance that additional financing will be available on reasonable terms, if at all.

Since the end of our fiscal year ended December 31, 2006 we have hired additional key employees to continue to develop our business. At July 11, 2007 we have 13 full time employees including the following executive officers:

- On April 2, 2007 we entered into an employment agreement with John Walpuck. Mr. Walpuck serves as our Chief Financial Officer, Chief Operating Officer, Secretary and Treasurer. Additionally, he has been appointed to serve on our Board of Directors.

- We entered into an employment agreement with Michael Fay on April 23, 2007. Mr. Fay serves as our Chief Technology Officer.

- Effective May 1, 2007, Howard Lieber joined the Company as the Vice President of Sales.

- Commencing in June 2007 we began paying our Chief Executive Officer, J.W. Roth, a salary at the rate of $12,500 per month, on a month-to-month basis. We have not entered into an employment agreement with Mr. Roth.

- Commencing in June 2007 we began paying our President/Chief Medical Officer, J. Glen House, M.D., a salary at the rate of $7,500 per month. In July 2007, Dr. House began devoting substantially all of his business time to Disaboom and his salary was increased to $12,500 per month. We have not entered into an employment agreement with Dr. House, and Dr. House is paid on a month-to-month basis.

- Effective June 26, 2007, we entered into an employment agreement with Lori Frisher whereby Ms. Frisher serves as our Vice President of Marketing and Business Development.

In January 2007 we entered into the Web Site Development Agreement with DATA, Inc., which was our first material financial commitment, totaling $280,000 with payments to be made January through July 2007. Additionally, in February 2007, we entered into an agreement with the Blueshirt Group, L.L.C. pursuant to which the Blueshirt Group provides us investor relations and consulting services for $9,000 per month. In July 2007 we entered into a services agreement with Cowboy International Inc. to develop a comprehensive marketing, advertising and branding strategy for the Company.

Effective May 1, 2007 we entered into a three month consulting agreement with the Memphis Consulting Group ("MCG"), an entity controlled by David Nahmias, whereby MCG provides investor relations services to the Company. Pursuant to the agreement we pay MCG $6,000 per month and have issued MCG 6,000 shares of restricted stock per month. Additionally, we issued MCG or its designee a warrant to purchase 50,000 shares of our common stock at $0.50 per share for a period of five years. Effective July 6, 2007 we entered an amended Business Consultant Agreement with an entity controlled by David Nahmias for a one year period for business consulting services. Under the amended agreement we agreed to pay $12,000 per month for the services and granted warrants to David Nahmias or his assignee to purchase 400,000 shares of our common stock at $1.45 per share. The warrant shares vest in 100,000 installments over a period of one year contingent upon the continued provision of business consulting services under the amended agreement. Either party may terminate the amended agreement at any time and for any reason with 30 days notice.

On July 5, 2007 we entered a Services Agreement with Cowboy International, Inc. ("Cowboy") to develop a comprehensive marketing, advertising and branding strategy for the Company. Cowboy will provide, coordinate or direct market research, branding strategy, concept development, advertising development, campaign production, launch events, public relations support, and media services. The parties agreed to develop a detailed monthly project plan within 30 days of the effective date of the Services Agreement. We may terminate the Services Agreement for any reason on or before August 5, 2007 without further liability.

## DESCRIPTION OF THE BUSINESS

### *Overview*

We are in the business of developing a comprehensive, interactive web site for persons with disabilities, with the intent to operate the web site after it launches. We acquired the domain name disaboom.com on October 6, 2006. On January 10, 2007 we entered into a Web Development Agreement with DATA, Inc. for the design of our web site. We expect to launch a beta version of the web site in August 2007, and launch the initial operational version of the web site in September 2007.

We believe Disaboom will offer a new solution to the difficulties faced by an untapped market – the more than 44 million American adults living with disabilities. Americans who have suffered from stroke, spinal cord injuries, multiple sclerosis, brain injuries, spina bifida, cerebral palsy, arthritis, knee replacements, hip replacement, and back surgery have unique needs. Our web site is being designed with the input of doctors and is intended to serve as a comprehensive resource to meet the unique needs of the disabled community.

We believe that when our web site launches in August of 2007, it will transform the way disabled Americans live their lives. Our web site is intended to include in one place nearly every resource disabled persons want or need, and is designed to be an interactive and continuously updated online community for disabled persons. The web site's content will include information and features ranging from medical information to buying products, from taking a vacation to meeting others online, and from selling stocks to checking the weather.

We intend to promote the name of our web site, Disaboom.com, by implementing a national advertising and direct marketing campaign intended to encourage people to visit the site. We believe that with the present absence of a comprehensive, community-oriented web site specifically for people living with these disabilities, this untapped target audience will welcome the new site and make it successful.

***Our Target Market***

Approximately 16% of the American adult population lives with a disability that makes it difficult to perform functional activities such as walking, climbing stairs, reaching, or lifting and carrying objects. About 7.6 million adults experience difficulty dressing, bathing, or simply getting around their home, while 18.2 million Americans are unable to even leave their homes without help. We believe that not only do the millions of Americans living with disabilities have a need and desire for a comprehensive resource aimed at their wants and needs, but their caregivers and families can also utilize such a comprehensive resource. One in every four Americans is either related to, or serves as a caregiver of, a person with a disability. We believe that we will be the first online company dedicated to meeting this market's specific needs with customized expertise.

Although we intend to expand our web site and eventually serve persons with a larger range of disabilities, our initial plan targets disabled Americans in six different categories: stroke, spinal cord injuries, multiple sclerosis, brain injuries, pediatrics (spina bifida and cerebral palsy), and orthopaedics (arthritis, hip replacements, knee replacements, and back surgery). This target market's basic needs range from occupational therapy to special shower chairs, to catheter comparisons, to understanding medical journals through physician interpretations. We believe this group's needs go beyond medical services and products.

Disabled people often become housebound not just because of their physical limitations, but because they feel unable to control themselves or navigate their own environment. They may give up on dating or making friends simply because they do not know where to meet people who will understand them. At times disabled persons do not continue their educations or embark on careers because of transportation difficulties. Many never get the chance to experience a vacation because they are worried that once they arrive at a destination their special needs will not be accommodated. Without the comfort of understanding friends and an empathetic community, many disabled Americans are depressed and have a lower quality of life. Caregivers and family members often do not know where to go for help or support.

We believe our target market constantly faces unanswered questions, and a comprehensive resource that provides them relevant and helpful resources and answers will help improve their lives.

Currently, our target audience can visit web sites such as healthcommunities.com, webmd.com and other health-oriented sites for educational purposes. Additionally, sites such as dating4disabled.com, myspace.com and eharmony.com are among the currently available sites designed for people to meet on-line. While web sites such as these may compete with the different components of our web site, we believe that none serve as a comprehensive, specifically-targeted, resource for a ranging variety of topics and issues affecting a disabled person's life.

Our web site is intended to encompass all the components currently found by visiting multiple sites and combine them in a single site. We believe that not only will our site provide a single source of information, but unlike currently available web sites, it will tailor each component to the specific needs of the disabled community.

We were formed because our founders realized a need for a web-based community and centralized resource center specifically for persons living with disabilities. Our web site is intended to be the Internet home page for the millions of Americans living with disabilities, their caregivers, and families. Through the online community created by the web site, we will offer topic forums, blogs, and other disability related resources including educational content, travel and entertainment reviews, news, events and products.

***Web Site Development Agreement with DATA, Inc.***

On January 10, 2007 we entered an Acceptance Agreement for Web Site Development (the "Agreement") with DATA, Inc. ("DATA"). Under the Agreement DATA, Inc. has agreed to design and build a fully operational interactive web site for the Company in exchange for a cash payments totaling $280,000 to be paid by the Company in semi-monthly installments through July 18, 2007. Other than the independent contractor relationship created between the Company and DATA, Inc. by the Agreement, there is no material relationship between us and DATA.

DATA created a site map laying out the structure of the web site to accommodate all of our current web site features. DATA is not only designing the look and feel of the web site and our corporate brand, but is also building the underlying infrastructure of the site itself to support the site's features and allow easy navigation throughout the pages of the site. DATA will input content to the site from our content providers and other licensed or purchased sources.

The Agreement provides that all works created for us under the Agreement are works made for hire giving us all copyright ownership in the work. Furthermore, DATA has agreed to assign and/or license all rights in works not covered by the work made for hire doctrine to us. The Agreement also includes standard confidentiality and indemnification provisions. We may terminate the Agreement at any time, whether or not DATA is in default. DATA is entitled to payment through the termination date, subject to the terms of the Agreement. DATA may terminate the Agreement for nonpayment by us with 30 days written notice. If either party terminates, DATA is required to turn over all work product to us whether or not complete.

### *Web Site Content*

Initially, our web site's resource content will focus on six different categories of disabilities caused by:

- Stroke
- Brain injuries
- Spinal cord injuries
- Multiple sclerosis
- Pediatrics (spina bifida and cerebral palsy)
- Orthopedics (arthritis, hip replacements, knee replacements, and back pain).

*Stroke*

Stroke is the leading cause of serious, long-term disability in the U.S., and on average, someone in this country has a stroke every 45 seconds. According to the American Heart Association, in 1999, more than one million Americans reported difficulties with daily living activities resulting from a stroke.

*Brain Injuries*

Each year, 1.5 million people in the United States. sustain traumatic brain injuries. As a result, approximately 80,000 of those people experience the onset of long-term disabilities. The Centers for Disease Control and Prevention estimates that at least 5.3 million Americans have a long-term need for help performing daily living activities as a result of traumatic brain injuries.

*Spinal Cord Injuries*

Nearly 11,000 individuals in the United States sustain a spinal cord injury each year, and more than 190,000 Americans currently live with paralysis caused by spinal cord injuries. Unfortunately, paralysis is not always the major concern for people who have sustained spinal cord injuries. They often experience higher levels of bladder dysfunction, breathing impairments, respiratory infections, pressure sores, ulcers, and irregular blood pressure, among other things.

*Multiple Sclerosis*

An estimated 10,400 people are annually diagnosed with multiple sclerosis, about 200 new cases per week. People with multiple sclerosis experience fatigue, heat sensitivity, muscle weakness, decreased coordination, blurred vision, and cognitive impairments such as memory problems, slowed thinking, and decreased concentration.

*Pediatrics*

Pediatric patients include those suffering from cerebral palsy and spina bifida. An estimated 764,000 children and adults in the United States have at least one symptom of Cerebral Palsy. About 8,000 babies and infants are diagnosed with this condition each year. Cerebral Palsy patients often live with seizures and mental retardation. They also have problems with movement, posture, limping, jaw control, chewing, sucking, and swallowing. Around 70,000 Americans live with Spina Bifida. The illness affects an average of eight babies per day, and causes numbness, bladder control issues, paralysis, coordination problems and latex allergies, among other challenging difficulties.

*Orthopedics*

Orthopedic patients are those who suffer musculoskeletal impairments such as arthritis, back pain, hip replacements, knee replacements and back surgery. One in seven Americans has a musculoskeletal impairment, with arthritis being the leading chronic condition reported by the elderly. Back and knee problems account for a large portion of orthopedic patients and resulted in 31 million and 19 million physician visits respectively in 2003. Those who suffer from musculoskeletal impairments live with pain, fatigue, and sleep disturbances; they often complain that their bodies ache.

***Other Types of Content***

We have entered into independent contractor agreements with individuals (the "Content Providers") in several specialties to provide medical journal reviews and summaries as well as other written materials to be used by the Company as static content on the web site.

The education section of the resources will feature not only explanations of various disabling conditions, but also expert advice, research explained, and a glossary of disability related medical terms. The Content Providers will write the content for condition explanations. We plan to enter into agreements with specialists to respond to selected questions submitted by users of our site ("Disaboomers") for expert advice. The selected questions and answer will be available to the public. The Content Providers will also be involved in providing summaries in lay terms of recent medical journal articles for the research explained subsection. We intend to enter a licensing agreement for the glossary content. We also intend to enter a licensing agreement for medication description information.

The news section of the web site will feature current health related news articles. The articles will be purchased from various news feeds on an as needed basis. The articles will be sorted by topic and searchable by keyword on our web site. Past articles will be archived and searchable. We also plan to provide direct access to news, weather, stock information, horoscopes, and fantasy games through real simple syndication ("RSS") or other licensing agreements.

A key aspect of our web site is the community social networking feature. Visitors to the web site will be able to join the community by registering with the site and becoming a Disaboomer. Disaboomers will be able to post comments or questions in forums, set up their own personal page, view personal pages of and meet other Disaboomers, create their own blog, submit questions for expert advice, post classified ads, post disability related event announcements, and write reviews specifically for people living with disabilities, such as the accessibility of a restaurant or travel experiences. Selected Disaboomer blogs will be chosen as feature blogs and made available to the general public for viewing. Disaboomers will create a loyal consumer base which will attract advertisers desiring to target the disabled community sector of the market.

*Web Site Advertising*

We expect our largest source of revenue to be from web site advertisement sales. We will contract advertising agencies to sell advertisements. We hired a Vice President of Sales whose employment commenced May 1, 2007, to manage agency and advertiser relationships. Revenues will be generated from a flat monthly rate charged to advertisers. The advertising rates will vary depending on the page, placement, and size of the advertisement on the web site. Premium fees will be charged for home page and section sponsorships while a lesser fee will apply to run of schedule advertisements which continuously rotate throughout the web site's pages. We anticipate that manufacturers of disability-specific pharmaceuticals, products, and services will make up a large percentage of advertisement sales. However, we plan to promote our advertising to a broad base of industries including to companies in the fitness and travel and tourism industries.

*Classified Ads and eCommerce Site*

Our web site will feature a classified advertisement section where Disaboomers can sell disability related products to the public from shower aids to wheel chair accessible vans. The products sold through the classifieds section of the web site will be sold directly to the consumer from the Disaboomer without our involvement. At shop.disaboom.com we will offer an online catalog for new disability related products which can be purchased directly through our e-commerce portion of the web site. We expect to enter revenue sharing agreements with manufacturers and/or distributors (the "Suppliers") to provide the content or products for the online catalog. These agreements will provide an additional source of revenue for us. We will not purchase inventory, but rather will receive a percent of each sale and will drop ship the products from the Supplier to the purchaser. The e-commerce site will be a secured site and we plan to use a third party credit card verification service to verify all credit card transactions.

We plan to offer a resource for visitors to search for a physician or facility with a particular specialty in a specific geographic region. Doctors may request to be listed in the searchable directory. Doctors will also have the option to post their own web page within the searchable directory which can be used to provide more detailed information about their practice and credentials.

***Potential Market***

The following article which is posted on the U.S. Department of Health and Human Services Center for Disease Control and Prevention's web site provides evidence of the potential size of our market.

> *Prevalence of Disabilities and Associated Health Conditions Among Adults – United States, 1999*[1]
>
> *In the United States, the number of persons reporting disabling conditions increased from 49 million during 1991-1992 to 54 million during 1994-1995*[2]*. During 1996, direct medical costs for persons with disabilities were $260 billion*[3]*.*
>
> *For this analysis, disability was defined as self-reported or proxy-reported difficulty with or reporting one or more of eight measures: 1) difficulty with one or more specified functional activities*[4]*; 2) difficulty with one or more activities of daily living (IADLS)*; 3) difficulty with one or more instrumental activities of daily living (IADLs); 4) reporting one or more selected impairments*; 5) use of assistive aids (e.g., wheelchair, crutches, cane or walker) for >6 months; 6) limitation in the ability to work around the house; 7) limitation in the ability to work at a job or business (data for persons aged 16-67 years); and 8) receiving federal benefits on the basis of an inability to work. A subset of persons with*

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1 *Prevalence of Disabilities and Associated Health Care Conditions Among Adults – 1999* (Feb. 23, 2001) *available at http://www.cdc.gov/mmwR/preview/mmwrhtml/mm5007a3.htm*

2 CDC. Prevalence of disabilities and associated health conditions---United States, 1991--1992. MMWR 1994;43:730--9; Kaye H, LaPlante M, Carlson D, et al. Trends in disability rates in the United States, 1970--1994. San Francisco, California: University of California, Disability Statistics Center, 1996. *available at* http://dsc.ucsf.edu/UCSF/pub. Accessed February 2001; McNeil JM. Americans with disabilities, 1994--95. Washington, DC: US Department of Commerce, Economics and Statistics Administration, Bureau of the Census, 1997. (Current population reports; series P70, no. 61); McNeil JM. Americans with disabilities: 1991--92. Washington, DC: US Department of Commerce, Economics and Statistics Administration, Bureau of the Census, 1993. (Current population reports; series P70, no. 33).

3 Hough J. Estimating the health care utilization costs associated with people with disabilities: data from the 1996 Medical Expenditure Panel Survey (MEPS). Annual meeting of the Association for Health Services Research, Los Angeles, California, 2000

4 Income Surveys Branch, Bureau of the Census, Overview of the Survey of Income and Program Participation (SIPP). Washington, DC: US Department of Commerce, Economics and Statistics Administration, Bureau of the Census, 1999. *Available at* http://www.census.gov. Accessed December 1, 2000.

*disability also reported the main cause of their disability from a list of 30 associated health conditions. This subset, defined before the survey was conducted, comprised persons reporting difficulty with ADLs IADLs, selected functional activities (excluding seeing, hearing, and having their speech understood by others), or limitation in the ability to work around the house or at a job or business. National estimates were calculated using sample weights representing the inverse of the probability for selection and complex adjustments for no response and subsampling[4].*

*The analysis focused on 53,636 adults >18 years (consistent with standard age categories used in other national surveys).*

*In 1999, 44 million (22%) adults reported having a disability (see Table 1 below). The prevalence rate of disability was 24% among women and 20% among men. Approximately 32 million adults had difficulty with one or more functional activities such as climbing a flight of stairs (19.4 million), walking three city blocks (19 million), or lifting/carrying 10 lbs (14.2 million); approximately 16.7 million adults had a limitation in the ability to work around the house; 11 million had either selected impairments or difficulty with IADLs. Two million adults used a wheelchair, and seven million used a cane, crutches, or a walker. Of the total percentage of disabilities, 63% occurred among working adults (aged 8-64 years); of these, 27.8 million (16.5%) had a disability and 17.7 million (10.5%) had a limitation in the ability to work at a job or business. Of those adults >65 years, 16.3 million (50%) had a disability. The age-specific prevalence rate of disability was the highest among respondents aged >65 for all functional activities, ADLs and IADLs.*

*Of all adults with disabilities, 41.2 million (93.4%) reported their main health condition associated with their disability (see Table 2 below); 7.2 million (17.5%) had arthritis and rheumatism, 6.8 million (16.5%) had back or spine problems, and 3.2 million (7.8%) had heart trouble/hardening of the arteries. Women had higher rates of arthritis or rheumatism and "other" associated health conditions categories than men. Men had higher rates of hart trouble/hardening for the arteries and deafness or hearing problems than women.*

*Editorial Note*

*Disability affects more than one in five adults. Rates of disability are higher among older adults who also have higher rates of chronic diseases. However, most disability occurs during the working years, which contributes to the high cost estimates of disability. Arthritis or rheumatism, back or spine problems, and heart trouble/hardening of the arteries continue to be the leading causes of disability. This report differs* *from a similar 1994 report by focusing on adults only and using a broader definition of disability*[5].

*The strengths of SIPP include a survey design that allows nationally representative population estimates of disability. The broad definition of disability used in SIPP also provides a sensitive estimate of disability prevalence that is less likely to overlook persons with disability than other definitions (e.g., clinical or federal benefit program-based definitions). SIPP links disability with associated health conditions, providing information that usually is not available from other data sources. This information is important because many programs address disability prevention by disease or condition.*

*The findings in this report are subject to at least five limitations. First, despite complex statistical adjustment procedures used to address nonresponse over time, these procedures may not have completely eliminated bias that resulted from nonresponse errors, especially in subgroup analyses. Second, this report excluded persons in institutions, in the military, and aged <18 years. Third, persons with multiple disabilities may attribute the main disability to the one most disabling at the time of the interview, which may result in inconsistent survey responses. Fourth, because of questionnaire design, the main associated health condition was determined for most but not all adults with disability; 2.9 million (6.4%) persons whose only disabilities were difficulty with vision, hearing, or speech, who had selected impairments, used assistive aids, or received federal disability benefits were not asked about a main condition. Finally, the definition of disability used did not assess environmental and social barriers, discrimination as the result of disability, and effects on the workforce. These issues are addressed in the International Classification of Functioning, Disability, and Health (ICIDH-2), a unified and standard framework that describes the dimensions of disability*[6]. *ICIDH-2 complements the International Classification of Diseases by organizing information around three dimensions: body level (body systems and structure), person and society level (activities and participation), and the environment. Because of the dynamic quality of disability, a limitation in one dimension does not predict a limitation in another.*

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[5] McNeil JM. Americans with disabilities: 1991--92. Washington, DC: US Department of Commerce, Economics and Statistics Administration, Bureau of the Census, 1993. (Current population reports; series P70, no. 33).

[6] World Health Organization. ICIDH-2: international classification of functioning, disability and health: pre-final draft, full version. Geneva, Switzerland: World Health Organization, 2000.

*These estimates demonstrate the large impact of disability in working age and older adults and the relative contributions of associated health conditions, and provide information for public health policy makers and health systems. More detailed analyses relating the eight measures of disability and associated health conditions can assist disease-specific efforts in planning, health promotion and disease prevention, and surveillance of disability-related national health objectives[7]. With increasing life expectancy and the aging of the population, health issues related to disability are likely to increase in importance.*

### *TABLE 1*

*Survey of Income Program and Participation, United States, 1999*
*Number and prevalence rates of civilian non-institutionalized persons aged □18 Years with disability by age group*

| | **≥18 Years** | | | **18-64 Years** | | | **≥65 Years** | | |
|---|---|---|---|---|---|---|---|---|---|
| **Measure of Disability** | **No.*** | **Rate[†]** | **(95% CI)** | **No.*** | **Rate[†]** | **(95% CI)** | **No.*** | **Rate[†]** | **(95% CI)** |
| *Difficulty with specified functional activities[¶]* | 32,191 | 16.0 | (±0.5) | 17,110 | 10.2 | (±0.4) | 15,081 | 46.3 | (±1.6) |
| *Having speech understood* | 1,982 | 1.0 | (±0.1) | 1,326 | 0.8 | (±0.1) | 656 | 2.0 | (±0.4) |
| *Lifting/Carrying 10 lbs* | 14,224 | 7.1 | (±0.3) | 7,033 | 4.2 | (±0.3) | 7,191 | 22.1 | (±1.3) |
| *Climbing a flight of stairs* | 19,363 | 9.6 | (±0.4) | 9,465 | 5.6 | (±0.3) | 9,898 | 30.4 | (±1.5) |
| *Walking three city blocks* | 19,031 | 9.5 | (±0.4) | 9,087 | 5.4 | (±0.3) | 9,944 | 30.5 | (±1.5) |
| *Difficulty with activities of Daily living[¶]* | 7,690 | 3.8 | (±0.2) | 3,514 | 2.1 | (±0.2) | 4,176 | 12.8 | (±1.1) |
| *Getting around inside home* | 3,471 | 1.7 | (±0.2) | 1,477 | 0.9 | (±0.1) | 1,994 | 6.1 | (±0.8) |
| *Getting in/out of* | 5,340 | 2.7 | (±0.2) | 2,618 | 1.6 | (±0.2) | 2,722 | 8.4 | (±0.9) |

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[7] Arthritis Foundation, Association of State and Territorial Health Officials, and CDC. National Arthritis Action Plan: a public health strategy. Atlanta, Georgia: Arthritis Foundation, 1999.

| | □18 Years | | | 18-64 Years | | | □65 Years | | |
|---|---|---|---|---|---|---|---|---|---|
| ***Measure of Disability*** | ***No.**** | ***Rate*†** | ***(95% CI□)*** | ***No.**** | ***Rate*†** | ***(95% CI□)*** | ***No.**** | ***Rate*†** | ***(95% CI□)*** |
| *bed/chair* | | | | | | | | | |
| *Bathing* | *4,371* | *2.2* | *(±0.2)* | *1,727* | *1.0* | *(±0.1)* | *2,644* | *8.1* | *(±0.9)* |
| *Dressing* | *3,130* | *1.6* | *(±0.2)* | *1,387* | *0.8* | *(±0.1)* | *1,743* | *5.4* | *(±0.7)* |
| *Eating* | *1,226* | *0.6* | *(±0.31* | *566* | *0.3* | *(±0.1)* | *661* | *2.0* | *(±0.7)* |
| *Toileting* | *2,064* | *1.0* | *(±0.1)* | *922* | *0.5* | *(±0.1)* | *1,143* | *3.5* | *(±0.6)* |
| *Difficulty with instrumental activities of living¶* | *11,795* | *5.9* | *(±0.3)* | *5,370* | *3.2* | *(±0.2)* | *6,425* | *19.7* | *(±1.3)* |
| *Getting around outside home* | *8,113* | *4.0* | *(±0.3)* | *3,202* | *1.9* | *(±0.2)* | *4,910* | *15.1* | *(±1.1)* |
| *Taking care of money and bills* | *4,492* | *2.2* | *(±0.2)* | *2,205* | *1.3* | *(±0.2)* | *2,286* | *7.0* | *(±0.8)* |
| *Preparing meals* | *4,430* | *2.2* | *(±0.2)* | *1,919* | *1.1* | *(±0.1)* | *2,511* | *7.7* | *(±0.8)* |
| *Doing light housework* | *6,042* | *3.0* | *(±0.2)* | *2,723* | *1.6* | *(±0.2)* | *3,319* | *10.2* | *(±1.0)* |
| *Using the telephone* | *2,597* | *1.3* | *(±0.1)* | *1,001* | *0.6* | *(±0.1)* | *1,597* | *4.9* | *(±0.7)* |
| *Use of Assistive Aid‡* | *9,180* | *4.6* | *(±0.3)* | *3,415* | *2.0* | *(±0.2)* | *5,765* | *17.7* | *(±1.2)* |
| *Limitation in ability to work around house* | *16,755* | *8.3* | *(±0.4)* | *9,649* | *5.7* | *(±0.3)* | *7,106* | *21.8* | *(±1.3)* |
| *Limitation in ability to work at job/business* | *N/A* | *N/A* | *N/A* | *17,689* | *10.5* | *(±0.4)* | *N/A* | *N/A* | *N/A* |
| *Received federal work disability benefits* | *N/A* | *N/A* | *N/A* | *7,611* | *4.5* | *(±0.3)* | *N/A* | *N/A* | *N/A* |
| ***Total Surveyed:*** | ***200,668*** | ***100.0*** | | ***168,105*** | ***100.0*** | | ***32,563*** | ***100.0*** | |
| ***Total with a disability:*** | ***44,088*** | ***22.0*** | ***(±0.5)*** | ***27,781*** | ***16.5*** | ***(±0.5)*** | ***16,307*** | ***50.1*** | ***(±1.6)*** |
| | | | | | | | | | |
| | | | | | | | | | |

** In thousands.*

*† Per 100 persons calculated using the civilian, institutional US population on July 1, 1999*

*□Confidence Interval*

*¶ Number of persons reporting any subcomponent of this category; subcomponents are note mutually exclusive*

*‡ Wheelchair*

*TABLE 2*

*Survey of Income Program and Participation, United States, 1999*
*Number and percentage of civilian non-institutionalized persons aged □18 Years with disabilities reporting selected conditions as the main † cause of disability by sex.*

| | ***All Persons*** | | | ***Men*** | | | ***Women*** | | |
|---|---|---|---|---|---|---|---|---|---|
| ***Main Condition*** | ***No.**** | ***(%)*** | ***(95% CI)*** | ***No.**** | ***(%)†*** | ***(95% CI)*** | ***No.**** | ***(%)*** | ***(95% CI)*** |
| *Arthritis or rheumatism¶* | *7,207* | *17.5`* | *(±1.1)* | *1,955* | *11.0* | *(±1.3)* | *5,235* | *22.4* | *(±1.6)* |
| *Back or spine problem* | *6,780* | *16.5* | *(±1.0)* | *2,903* | *16.3* | *(±1.6)* | *3,877* | *16.6* | *(±1.4)* |
| *Limb or extremity stiffness* | *1,747* | *4.2* | *(±0.6)* | *842* | *4.7* | *(±0.9)* | *905* | *3.9* | *(±0.7)* |
| *Stroke* | *1,160* | *2.8* | *(±0.5)* | *592* | *3.3* | *(±0.8)* | *567* | *2.4* | *(±0.6)* |
| *Broken bone or fracture* | *885* | *2.1* | *(±0.4)* | *373* | *2.1* | *(±1.5)* | *512* | *2.2* | *(±0.6)* |
| *Head or spinal cord injury* | *452* | *1.1* | *(±0.3)* | *280* | *1.6* | *(±1.1)* | *172* | *0.7* | *(±0.3)* |
| *Paralysis* | *310* | *0.8* | *(±0.3)* | *175* | *1.0* | *(±0.4)* | *135* | *0.6* | *(±0.3)* |
| *Missing Limbs* | *299* | *0.7* | *(±0.2)* | *211* | *1.2* | *(±0.5)* | ---- | ---- | ---- |
| *Cerebral Palsy* | *141* | *0.3* | *(±0.2)* | ---- | ---- | ---- | ---- | ---- | ---- |
| *Other* | *6,188* | *15.0* | *(±1.0)* | *2,375* | *13.4* | *(±1.5)* | *3,813* | *16.3* | *(±1.4)* |
| ***Total:*** | ***41,168*** | ***100.0*** | | ***17,767*** | ***100.0*** | | ***23,401*** | ***100.0*** | |
| | | | | | | | | | |

** In thousands.*
*† Persons who reported difficulty with functional limitations, daily living activities, instrumental activities of daily living, the inability to*
*Do housework or the inability to work a job identified the "main" cause and up to two other causes of the disability from a list of 30 conditions*
*□Confidence Interval*

***Competition***

We compete in the market for Internet services and information which is a highly competitive and volatile market. We compete with other both for profit and nonprofit medical information web sites such as WebMD.com and healthcommunities.com for our medical information services, however, our medical information is limited to information related to disabilities which we believe gives us a competitive advantage by specifically targeting the disabled community.

We compete with other social networking web sites for social networking services such as MySpace.com, Friendster.com, Facebook.com, Bebo.com, Xanga.com, Ning.com, eHarmony.com, and Match.com. We hope to develop a loyal client base through the social networking aspect of the web site, which in-turn will help generate advertising sales specifically targeted to consumers of disability related products. We believe we will have a competitive advantage over general social networking sites because we are targeting a specific group of persons with specific consumer and information needs.

We compete with large general Internet Service companies such as Google, Inc., Yahoo!, Inc., Microsoft, Inc., and America Online for online marketing and advertising. However, because our web site content will be specifically targeted to disabled persons, the Company believes there will be little competition for advertisement sales specifically targeting that specific market. We compete with sites such as Craig's List and eBay for online sales of consumer goods from consumer to consumer through our classifieds section. However, our classifieds will be specifically targeted to consumers of disability related products. We compete with other e-commerce internet sites such as Disabilityproducts.com, Sportaid.com, 180medical.com, and ActiveForever.com for the sale of disability related products. We compete with full service information, product, and networking sites for the disabled community such as Disabled-World.com. We believe that through our marketing and branding efforts, quality service development, and strategic alliances with advertisers, medical professionals, and other leaders in the health industry we will be able to develop a loyal client base in order to compete effectively in the very competitive online marketplace.

***Patents and trademarks***

We own and maintain a portfolio of intellectual property assets which we hope to continue to build. We believe that our intellectual property assets create great value to the Company and therefore we are taking steps to protect those assets through trademark, copyright, trade secret, and trademark laws of the United States and through contractual agreements.

We are applying for federal registration with the U.S. Patent and Trademark Office of several trade or service marks on an intent to use basis in order to develop a trademark portfolio and protect the Company's brand. An application for registration of the word mark DISABOOM was filed on October 20, 2006. An application for registration of a composite mark for the Company's logo was filed on April 2, 2007. An application for registration of the word mark DISABOOM.COM was filed on April 3, 2007. An application for registration of the word mark DISABOOMER was filed on May 3, 2007.

As previously discussed in the description of the business, we plan to enter several licensing and syndication agreements to obtain content for our web site. While we have entered agreements with our Content Providers for us to own all rights, including copyrights, in the original content written by our Content Providers, we believe we will need to license certain content from third party sources such as terms for our medical glossary, physician lists for our online directory, images, etc. We also plan to enter licensing or syndication agreements with third parties to provide news feeds, weather information, stock information and horoscopes.

***Effect of existing or probable government regulations on the business.***

*-FTC and FDA regulation of drug and medical devise advertising and promotion*

The FDA and the FTC regulate the form, content and dissemination of labeling, advertising and promotional materials of pharmaceutical or medical device companies, including direct-to-consumer prescription drug and medical device advertising. The FTC regulates over-the-counter drug advertising and, in some cases, medical device advertising. Generally, based on FDA requirements, companies must limit advertising materials to discussions of FDA-approved uses and claims.

Information that promotes the use of pharmaceutical products or medical devices that is put on our web site is subject to the full array of the FDA and FTC requirements and enforcement actions. The FDA and FTC would most likely be focused on the advertisements placed on our pages, any other pharmaceutical information found in our education pages, and the products sold through our e-commerce site. The FTC and FDA look for editorial independence from advertisers and sponsors in informational or educational discussions of regulated pharmaceuticals or medical devices. The FDA and the FTC place the principal burden of compliance with advertising and promotional regulations on advertisers and sponsors to make truthful, substantiated claims. If the FDA or the FTC finds that any information on our web site violates FDA or FTC regulations, they may take regulatory or judicial action against us or the advertiser or sponsor of that information. State attorneys general may also take similar action based on their state's consumer protection statutes.

*-Drug Advertising.*

The Federal Food, Drug, and Cosmetic Act, or FDC Act, requires that prescription drugs be approved for a specific medical indication by the FDA prior to marketing. Marketing, advertising or otherwise commercializing products prior to approval is prohibited. Upon approval, the FDA's regulatory authority extends to the labeling and advertising of prescription drugs sold throughout the United States which may only be promoted and advertised for their approved indications. The labeling and advertising must not be false or misleading, and must present all material information, including risk information. Labeling and advertising that violate these legal standards are subject to FDA enforcement action.

The FDA regulates the safety, effectiveness, and labeling of over-the-counter drugs. Together, the FDA and FTC require that OTC drug formulation and labeling comply with FDA approvals or regulations and the promotion of OTC drugs must be truthful, adequately substantiated, and consistent with the labeled uses. OTC drugs that do not meet these requirements are subject to FDA or FTC enforcement action depending on the nature of the violation. In addition, state attorneys general can also bring enforcement actions for alleged unfair or deceptive advertising.

Any increase in FDA regulation of the online advertisements of prescription drugs could make it more difficult for us to obtain advertising and sponsorship revenue. Only recently has the FDA relaxed its formerly restrictive policies on direct to consumer advertising of prescription drugs. If the FDA changes its policies to make them more restrictive, this could also make it more difficult for us to obtain advertising and sponsorship revenue.

*- FTC regulation of general internet advertising and marketing*

The FTC regulates internet advertising under the Federal Trade Commission Act which allows the FTC to act in the interest of all consumers to prevent deceptive and unfair acts or practices. The FTC requires that advertisements be true and not misleading to consumers and that they be substantiated. The FTC also requires clear and conspicuous disclosures.

Failure to comply with the FTC's prohibition of false or misleading claims in advertisements could result in enforcement actions or civil lawsuits for fines and civil penalties. We believe that we have taken steps to protect our company from liability for displaying or disseminating ads in violation of these regulations through our advertising agreements and Company advertising policy, the establishment of a review board to review questionable advertisements, and approval procedures. However, a regulatory authority may find that the Company has violated the advertising regulations and may bring an enforcement action against the Company.

*-Medical Professional Regulation*

Most states regulate the practice of medicine requiring professional licensing. Some states prohibit business entities from practicing medicine. We do not believe that we are engaged in the practice of medicine, but rather we provide information to the general public. The Company has agreements with licensed medical professionals who provide educational information in the form of content for the Company's web site. We do not and do not intend to provide professional medical advice, diagnosis or treatment through our web site. A state may determine that some aspect of our business violates that state's licensing laws and may seek to have us discontinue those portions or subject us to penalties or licensure requirements. Any determination that we are a healthcare provider and acted improperly as a healthcare provider may result in liability to us.

Many states regulate the ability of medical professionals to advertise or maintain referral services. We do not represent that a physician's use of the Company's online directory will comply with these or other state laws regulating professional practice. It is possible a state or a court may determine we are responsible for any non-compliance with these laws, which could affect our ability to offer this service to our customers.

*-Anti-kickback Laws*

Federal Anti-kickback laws prohibits receiving referral fees or other types of payments for referring individuals to another who's services or products may be paid for in whole or in part by a federal healthcare program such as Medicare or Medicaid. We believe we are incompliance with these laws because our searchable specialist directory does not constitute a referral we receive no fees for listing physicians in the directory or for patients visiting doctors found on the directory. Furthermore we believe those physicians who pay us a fee to have a personal webpage within the searchable directory are essentially paying for an advertisement and not a referral fee.

*-Consumer Protection Regulation*

Advertising viewed by visitors on our web site and consumer sales from our e-commerce web site are subject to federal and state consumer protection laws which regulate unfair and deceptive practices. We are also subject to various other federal and state consumer protection laws, including the ones described below. Most state consumer protection laws are enforced by the Attorneys General of each state.

*-COPPA*

The Children's Online Privacy Protection Act ("COPPA") protects personal information of children under the age of 13 disclosed online by prohibiting unfair or deceptive acts or practices in connection with the collection, use, and/or disclosure of personal information from and about children. Our web site does not target children under 13, nor do we plan to allow anyone under the age of 18 to register as a Disaboomer. Therefore, the Company will not knowingly be collecting the personal information of children under the age of 13.

*-CAN-SPAM*

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 ("CAN-SPAM") regulates commercial emails and provides recipients the right to request the sender to stop sending messages. CAN-SPAM establishes penalties for sending commercial email which are intended to deceive the recipient as to source or content. At this time, we are not sending commercial emails to Disaboomers or other users of our site, but may in the future in which case CAN-SPAM requirements would apply. Many states have also enacted anti-spam laws. The CAN-SPAM Act preempts many of these statutes.

***Number of total employees and number of full time employees***

As of July 9, 2007 the Company had 13 full-time employees and no part-time employees.

## DIRECTORS AND EXECUTIVE OFFICERS

As of July 9, 2007 the following persons serve as our directors and executive officers. Due to outside business obligations and time demands Mr. Belk has requested not to be nominated to be re-elected as a director, and will cease being a director of the Company at the Company's annual meeting of shareholders scheduled for August 21, 2007.

| Name | Age | Position |
|---|---|---|
| J.W. Roth | 43 | Chief Executive Officer, Director and Chairman of the Board |
| Dr. J. Glen House | 37 | Director, Chief Medical Officer and President |
| John Walpuck | 45 | Chief Financial Officer, Chief Operating Officer, Secretary, Treasurer and Director |
| Jay D. Belk | 43 | Director |
| Victor Lazzaro, Jr. | 61 | Director |
| David Petso | 45 | Director |
| R. Jerry Overgaard | 66 | Director |
| Patrick Templeton | 65 | Director |
| Howard Lieber | 48 | Vice President of Sales |
| Michael Fay | 32 | Chief Technology Officer |
| Lori Frisher | 34 | Vice President of Marketing and Business Development |

J.W. Roth is a co-founder of Disaboom and was appointed to serve on our Board of Directors in November 2006. Additionally, Mr. Roth currently serves as our Chief Executive Officer and as the Chairman of the Board. He is also a co-founder of Colorado Catheter Company, Inc, a private company engaged in the design and development of catheters. Since 1997 Mr. Roth has served as the as the President of JW Roth & Company, Inc., a consulting company. Prior to founding JW Roth & Company, Mr. Roth worked in the financial sales industry for American National Insurance Company and the Prudential Insurance Company. Additionally, Mr. Roth has worked for, and been associated with, the business development of several companies such as Fear Creek Ranches, IMI Global, Inc., CattleNetwork, Inc., Front Porch Direct, the CTURN Corp, and Aspen BioPharma, Inc.

Dr. J. Glen House is a co-founder of Disaboom. He was appointed to serve on our Board of Directors in November 2006. Currently Dr. House serves as our Chief Medical Officer and President. Additionally, Dr. House currently serves as the Medical Director of Penrose Hospital's Center for Neuro & Trauma Rehabilitation. He is also a co-founder, director and the Chief Medical Officer of Colorado Catheter Company, Inc. Since November 2003 he has served as President of Colorado Rehabilitation Physicians,

P.C., a private medical rehabilitation company. From August 2001 to November 2003, he served as a Staff Physician at Penrose Hospital. Additionally he has served as the President of Flexlife, a medical device company since 1993. Dr. House holds U.S. Patents on the Colorado Catheter and continues to invent technology to help people that suffer from Spinal Cord related injuries. Dr. House completed his Spinal Cord Medicine Fellowship at the University of Medicine and Dentistry of New Jersey in July 2001. He attended medical school at the University of Washington, performed an internship in Internal Medicine at the LDS Hospital in Salt Lake City and completed a residency in Physical Medicine and Rehabilitation at Baylor College of Medicine.

Jay D. Belk was appointed to serve on our Board of Directors in November 2006. Mr. Belk also served as our Chief Financial Officer, Treasurer and Secretary until April 2, 2007. Mr. Belk has advised the Company that because of outside business obligations and time demands he is not seeking to be re-elected as a director, and therefore will cease to be a director as of August 21, 2007. Since 1987 Mr. Belk has served as President of Federal National Finance Corporation, an exclusive correspondent or approved lender for many life insurance companies, banks, thrifts, conduits, pension funds, and private lenders. Mr. Belk also serves as a Managing Member of Federal Builders, LLC.

John Walpuck was appointed to our Board of Directors in April 2007 and also serves as our Chief Financial Officer, Chief Operating Officer, Secretary and Treasurer. Mr. Walpuck has over 19 years' experience working in the corporate development, corporate finance and general financial management arenas. From 2005 through 2007 Mr. Walpuck was the Chief Financial Officer of Nine Systems, a streaming media software services company acquired by Akamai in November 2006. From 2002 through 2005 Mr. Walpuck served as the sole partner for Palmyra Consulting, a consulting firm where he advised clients on issues and projects including merger and acquisitions, corporate finance, real estate finance, and government contracts. From 2000 through 2002 Mr. Walpuck served as the Chief Financial Officer for TecSec, Inc., a private security software company. Mr. Walpuck is a CPA and CMA, and also holds an MBA from the University of Chicago and a Bachelor's degree from Edinboro State College.

Victor Lazzaro was appointed to our Board of Directors in February 2007. Mr. Lazzaro also serves as a director for Colorado Catheter Company, Inc. Before joining Disaboom, Mr. Lazzaro founded, and currently is the President of, International Health Technology Company, a consulting firm providing planning methods, strategies and processes to bring specialty medical clinics to China. Mr. Lazzaro is also currently a managing Director of Tivis Healthcare, a private equity company, focused on acquiring and building healthcare businesses. Prior to founding International Health Technology, Mr. Lazzaro served as the President and Chief Executive Officer of United HealthCare's Mountain States Division from March 2000 to November 2005. Mr. Lazzaro also served as Chief Financial Officer and Chief Executive Officer for a California HMO and Louisiana insurance company from 1982 to 1990, and Regional Vice President of Health Plan Operations (Gulf South) for Prudential Insurance Company of America from 1990 to 2000.

R. Jerry Overgaard was appointed to our Board of Directors in November 2006. Mr. Overgaard has served as Vice President of Financial Products of MKA Capital Group Advisors, LLC, since August 2004. Mr. Overgaard served as Vice President, Institutional Sales Division, for Dreyfus Services Corporation from 1998 to 2004. Mr. Overgaard began his career in 1962 with IBM Corporation and has spent the last 27 years in the financial services industry.

David Petso was appointed to our Board of Directors in March 2007. Mr. Petso also serves as a director for Colorado Catheter Company, Inc. Since 1980 Mr. Petso has worked for Petso Financial Consultants, LLC. Mr. Petso is currently the president and owner of Petso Financial Consultants and has over twenty-five years of experience in the financial planning industry.

Patrick Templeton was appointed to our Board of Directors in July 2007. Mr. Templeton has over 35 years of experience the fields of government relations and public affairs. Following sixteen years with GE and four years at the National Aeronautics and Space Administration where he was Chief of External Relations, he established his own consulting firm, Templeton and Company. Since 1995, Mr. Templeton has been Senior Consultant to the government relations firm of BKSH & Associates. From 1999 through 2003, Mr. Templeton was also employed by the Coalinga Corporation, a private financial management company, serving as Washington Representative. Additionally, Mr. Templeton is Chairman of the Board of the EdVenture Group, a non-profit corporation that provides technology and related consulting services to educators and businesses. Mr. Templeton is also associated with outreach activities of prominent disabilities organizations.

Howard Lieber has served as our Vice President of Sales since May 1, 2007. Mr. Lieber has served as a consultant for HJL Consulting, Inc. since December 1999. From December 2006 through March 2007, Mr. Lieber served as the president of Lend Again, Inc., a company engaged in the residential and commercial mortgage business. Additionally, from June 2002 through October 2005 Mr. Lieber worked for Petritech, a company engaged in the material sciences industry and focusing on materials used in transportation, aerospace and architectural applications. While at Petritech, Mr. Lieber served as the company's Vice President of Sales and later as the chief executive officer.

Michael Fay has served as our Chief Technology Officer since April 23, 2007. Mr. Fay has over ten years of experience with on-line businesses and web asset management, including e-commerce, digital and rich media, and web site operations. Prior to joining Disaboom Mr. Fay was an executive at Akamai Technologies Inc. where he was responsible for integrating Nine Systems, a company acquired by Akamai. Previously he held the position of Vice President of Operations at Nine Systems where he was responsible for the company's network operations center, application services, production services and client services.

Lori Frisher has served as our Vice President of Marketing and Business Development since June, 2007. Ms. Frisher has over 10 years of experience in marketing, advertising, event production, account management and strategic business development for Fortune

500, SMB, and nonprofit partners, clients and customers. Over the past three years she has served as Co-Founder and Director of New Business Development for Pink Dog Marketing, a boutique advertising and marketing agency in New York City. Prior to that, she was an independent marketing and community events consultant to such organizations as the U.S. Paralympics and America's Athletes with Disabilities. Ms. Frisher has also served as VP of Community Development for WE Media, a multi-media company for people with disabilities, working in the areas of marketing and business development, sponsorships, publishing, and their web site launch; she was recognized for an award-winning PSA (public service announcement).

## COMMON STOCK

Our common stock began trading on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "DSBO" on May 30, 2007. Below is the high and low bid information of our common stock for the quarter ended June 30, 2007, as reported by stockwatch.com. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not reflect actual transactions.

Quarter Ended June 30, 2007:

High: $1.75
Low: $1.15

***Holders:***

As of July 5, 2007, there were approximately 70 holders of record of our common stock.

***Dividends:***

Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors. There were no dividends declared by the Board of Directors during the fiscal year ended December 31, 2006, or subsequently. Decisions concerning dividend payments in the future will depend on income and cash requirements. There are no restrictions on our ability to pay dividends to our shareholders.

## UNDERTAKING

**We were incorporated in September 2006 and our common stock was registered under section 12(g) of the Securities Exchange Act of 1934 on April 9, 2007. We have not yet filed an annual report on Form 10-KSB with the Securities and Exchange Commission and therefore are unable to provide shareholders with a copy of this report. However, we filed our first quarterly report on Form 10-QSB for our first fiscal quarter in 2007 on May 15, 2007, a copy of which is being sent to shareholders along with this annual report. All of our public filings to date are also available on the SEC's web site: www.sec.gov.**



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